Exhibit (e)(1)

PAGES 6-16 FROM THE LOGILITY, INC. PROXY STATEMENT

FOR ITS 2008 ANNUAL MEETING OF STOCKHOLDERS

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We believe that attracting, retaining and motivating effective executive officers is critical to the overall success of our business. To achieve these goals we have adopted executive compensation programs that we have designed to reward performance and emphasize the creation of shareholder value. Our Compensation Committee and Chief Executive Officer are responsible for establishing executive compensation policies and overseeing executive compensation practices. In the following Compensation Discussion and Analysis we describe the material elements of compensation for our executive officers identified in the Summary Compensation Table (the “named executive officers”). Our named executive officers are: J. Michael Edenfield, President and Chief Executive Officer; H. Allan Dow, Executive Vice President of Sales and Marketing; Vincent C. Klinges, Chief Financial Officer of the Company and of American Software, Inc.; and Don Thomas, Vice President, Customer Service. Please see the Summary Compensation Table below for detailed components of their fiscal 2008 compensation.

Oversight of Compensation Program

The Compensation Committee of the Board (the “Committee”) is responsible for establishing and reviewing the overall compensation philosophy of the Company. The Committee and the Chief Executive Officer together review and establish executive compensation plans. The Committee and the Chief Executive Officer share these responsibilities in the manner described below.

Role of Compensation Committee. The Committee reviews and establishes all elements of compensation of the Chief Executive Officer. The Committee also reviews and consults with the Chief Executive Officer about salaries and other compensation of the other executive officers and acts as the stock option committee with respect to stock option grants to all executive officers, including the Chief Executive Officer. In making decisions about stock option grants, the Committee obtains from American Software information about, and takes into consideration, stock option grants made or proposed to be made by American Software under its own stock option plan to the named executive officers of the Company.

Role of Chief Executive Officer. The Chief Executive Officer reviews and establishes all non-equity related elements of compensation of the executive officers of the Company and its subsidiaries, other than his own compensation. With respect to the major elements of executive compensation plans, the Chief Executive Officer consults with and seeks input from the Committee. The Chief Executive Officer has no direct authority in connection with stock option or stock appreciation rights awards to executive officers, but makes recommendations to the Committee regarding levels of awards to specific individuals.

J. Michael Edenfield. J. Michael Edenfield is Chief Executive Officer of the Company and also serves as Executive Vice President of American Software, which owns 88% of the common stock the Company. American Software’s common stock is publicly held and is listed on the Nasdaq Stock Market. As Mr. Edenfield’s day-to-day responsibilities focus primarily on Logility, the Compensation Committee of the Logility board of directors, by mutual agreement between the Company and American Software, has assumed responsibility for establishing most of the primary elements of his compensation, including his salary, annual bonus plan, participation in the Logility stock option plan and other employee benefits. The American Software compensation committee retains the authority to grant stock options to Mr. Edenfield under the American Software stock option plan, and communicates with the Committee in order to coordinate stock option decisions.

Vincent C. Klinges. Vincent Klinges serves both as our Chief Financial Officer and as Chief Financial Officer of American Software. By mutual agreement between the Company and American Software, American Software establishes Mr. Klinges’ salary, annual bonus plan, participation in American Software’s stock option plan and other employee benefits. The Committee retains the authority to grant stock options to Mr. Klinges under the Logility option plan, and communicates with the American Software compensation committee in order to coordinate stock option decisions.

Executive Compensation Philosophy

We believe that a compensation program which promotes our ability to attract, retain and motivate outstanding executives will help us meet our long-range objectives, thereby serving the interests of the Company’s shareholders. Our executive officer compensation program is designed to achieve these objectives:

•	Provide compensation opportunities that are competitive with those of companies of a similar size.

•	Create a strong connection between executives’ compensation and our annual and long-term financial performance.

•	Include above-average elements of financial risk through performance-based incentive compensation that offers an opportunity for above-average financial reward to executives.

•	Design incentive compensation benchmarks that closely align the interests of executive officers with those of our stockholders.

Elements of Compensation

Base Salaries. We establish the salaries of our named executive officers at levels that we believe are, when viewed in conjunction with their potential bonus income and stock option grants, competitive and reasonable in light of their experience, prior performance and level of responsibility. The Committee reviews and establishes the salary of our Chief Executive Officer, while the Chief Executive Officer reviews and establishes the salaries of our other officers, including the named executive officers, except that the compensation committee of the American Software Board of Directors establishes the salary of our Chief Financial Officer, Vincent C. Klinges, who also is a named executive officer of American Software.

Salaries of our named executive officers in fiscal 2008 are shown in the “Salary” column of the Summary Compensation Table, below.

Incentive Compensation. Each of our named executive officers has a bonus plan established during the first quarter of a fiscal year, covering that fiscal year. The Committee establishes the bonus plan for our Chief Executive Officer. Our Chief Executive Officer establishes the bonus plans for our other officers, including the other named executive officers, except that the compensation committee of the American Software Board of Directors establishes the bonus plan for our Chief Financial Officer, Vincent C. Klinges. In each case, the bonus plan is customized for the individual executive officer. We use these bonus plans, in tandem with stock option grants, as tools to attract and retain qualified executives while at the same time aligning their interests with those of our stockholders. To accomplish this, we establish bonus plans with attainable goals, using formulas tied to important factors that positively affect return on investment.

The following summarizes the incentive compensation arrangements for the named executive officers in the fiscal years ended April 30, 2008 and 2009:

J. Michael Edenfield. For fiscal 2008, the Committee established Mr. Edenfield’s base salary at $286,000 and approved certain perquisites, as set forth in the Summary Compensation Table, below. The Committee established that he would have the opportunity to receive a bonus targeted at $370,000, based upon the Company achieving a specified target level of operating income, with a maximum potential bonus of $600,000. For fiscal 2008, Mr. Edenfield did not receive a bonus, as the Company did not achieve the required operating income level. For fiscal 2009, the Committee has established an incentive compensation plan for Mr. Edenfield similar to the plan in effect for fiscal 2008. The potential bonus again is targeted at $370,000, based upon the Company achieving the specified target level of operating income, with a maximum potential bonus of $600,000. Mr. Edenfield will not receive an incentive bonus for 2009 unless the Company attains at least 84% of the operating income bonus target. If that level is reached, the minimum bonus will be $100,000, with the actual incentive bonus being pro rated between $100,000 and $370,000 depending on the level of actual operating income between the minimum and the target level. If actual operating income exceeds the operating income bonus target, the bonus amount will be equal to actual operating income divided by the operating earnings bonus target amount, multiplied by $370,000. The above incentive plan reflects the Committee’s belief that incentive compensation plans should provide for a minimum bonus if the Company achieves operating results that are reasonably attainable and a higher bonus if operating results reach exceptional levels.

H. Allan Dow. For fiscal 2008, the Company established an incentive compensation plan whereby Mr. Dow was eligible for a potential bonus targeted at $240,000, based upon the Company’s achieving specified target levels of license fee revenues and operating earnings. Based upon results achieved during fiscal 2008, he received a bonus of $57,368. For fiscal 2009, the Company has established an incentive compensation plan for Mr. Dow similar to the plan in effect for fiscal 2008, providing for benchmark targets similar to those in place for fiscal 2008 and a potential bonus targeted at $240,000.

Vincent C. Klinges. For fiscal 2008, Mr. Klinges received a bonus equal to 2.25% of the increase in operating income of American Software in fiscal 2008 over fiscal 2007, excluding stock option-related expenses, with a maximum bonus of $75,000 and a minimum bonus of $9,000, provided that he remained with American Software on June 30, 2008. For fiscal 2008, Mr. Klinges received a bonus of $9,000. For fiscal 2009, his bonus arrangement remains the same, except that the maximum bonus is increased to $85,000 and the minimum bonus is increased to $10,000. His continuation requirement for bonus eligibility is June 30, 2009. Mr. Klinges’ salary has been increased to $198,000 for fiscal 2009.

Donald L. Thomas. For fiscal 2008, the Company established an incentive compensation plan whereby Mr. Thomas was eligible for a potential bonus targeted at $60,000, based upon the Company’s achieving specified target levels of services and maintenance revenues and operating earnings. Based upon results achieved during fiscal 2008, he received a bonus of $15,304. For fiscal 2009, the Company has established an incentive compensation plan for Mr. Thomas similar to the plan in effect for fiscal 2008, providing for benchmark targets similar to those in place for fiscal 2008 and a potential bonus targeted at $60,000.

Bonuses paid to our named executive officers in fiscal 2008 are shown in the “Bonuses” column of the Summary Compensation Table, below.

Stock Option Plan. The Committee, which is responsible for grants of stock options to the named executive officers, believes that granting stock options to executive officers is an effective means to reward them for their prior performance, to serve as incentive for promotion of Company profitability and other long-term objectives, and to maintain their overall compensation at competitive levels. Thus, option grants reflect both a retrospective and prospective approach to executive compensation. As compared to executive bonus plans, stock options address longer term compensation and incentives. To establish option grant levels, the Committee has monitored developments and trends among publicly held technology companies regarding equity and non-equity based incentive compensation. The Committee continues to believe that stock options represent the most efficient and effective means for the Company to achieve the compensatory and incentive objectives referred to above. The Committee has the authority under the current Stock Plan to award stock appreciation rights (SARs) in addition to stock options. To date, the Committee has not awarded any SARs.

The Committee typically considers whether to grant stock options to executive officers once annually, generally during the month of June or July, while the salary and bonus plans for executives are being considered and finalized. The option exercise prices are fixed as of the close of trading of our common stock on Nasdaq on the date on which the Committee meets to finalize its option decisions, which is the date of grant. Options granted to executives during the past several years have terms of six years and vest ratably over a five-year period. We expect this practice to continue. The Committee did not grant stock options to the named executive officers in fiscal 2008, and at this time has no plans to grant stock options to such individuals in fiscal 2009. The Committee understands that J. Michael Edenfield and Vincent C. Klinges received grants of American Software stock options in July 2008.

Personal Benefits and Perquisites. We provide a variety of health, retirement and other benefits to all employees. Our executive officers are eligible to participate in the benefit plans on the same basis as all other employees. These benefit plans include medical, dental, life and disability insurance. Our executive officers do not receive any personal benefits or perquisites that are not available on a non-discriminatory basis to all employees except for limited supplemental insurance expense reimbursement and except for perquisites that the Committee has approved for J. Michael Edenfield and H. Allan Dow. The perquisites of the named executive officers in fiscal 2008 were as set forth in the “All Other Compensation” column and footnote 2 to the Summary Compensation Table, below.

Pension Benefits. We do not provide pension benefit plans to our employees or to our named executive officers.

Non-Qualified Defined Contribution or Other Non-Qualified Deferred Compensation Plans. We do not provide non-qualified contribution plans or other non-qualified deferred compensation options to any of our employees or to our named executive officers.

Stock Purchase Plan. We formerly had in place a stock purchase plan for our employees, providing to them an opportunity to acquire our shares at a discount to market prices. We discontinued this plan several years ago after concluding that the cost of maintaining and accounting for such a plan exceeded the benefit that we perceived our employees gained from such a plan.

Impact of Regulatory Requirements

Section 162(m) of the Code generally disallows a tax deduction to a public company for compensation in excess of $1 million paid to the company’s chief executive officer and any other executive officer required to be reported to its stockholders under the Exchange Act by reason of such executive officer being one of the four most highly compensated executive officers. However, qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met. Section 409A of the Code provides for certain requirements that a plan that provides for the deferral of compensation must meet, including requirements relating to when payments under such a plan may be made, acceleration of benefits, and the timing of elections under such a plan. Failure to satisfy these requirements will generally lead to an accelerated of timing of inclusion in income of deferred compensation, as well as certain penalties and interest.

Although we consider the tax implications of Section 162(m) and Section 409A of the Code, we do not have a formal policy in place requiring that part or all compensation must qualify under these sections, in order to preserve flexibility with respect to the design of our compensation programs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the Committee’s review and discussions with management, has recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in the our annual report on Form 10-K for the year ended April 30, 2008, as well as the Proxy Statement for the 2008 Annual Meeting.

Respectfully submitted by the Compensation Committee of the Board of Directors

Fredrick E. Cooper (Chairman)

Parker H. Petit

Compensation Committee Interlocks and Insider Participation

Messrs. Cooper and Petit have been selected by the Board of Directors to serve on the Compensation Committee. Neither member of the Committee was an officer or employee of the Company or had any relationship with the Company requiring disclosure under Securities and Exchange Commission regulations.

Summary Compensation Table

The following table reflects compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer and each of the other executive officers of the Company (referred to herein as the “named executive officers”) for fiscal 2007 and fiscal 2008.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1)($)		Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (2)($)	Total ($)
J. Michael Edenfield, President and Chief Executive Officer (3)	2008 2007	286,000 275,000	-0- 389,266	-0- -0-	118,342 132,268	(3) (3)	-0- -0-	-0- -0-	22,210 23,022	426,552 819,556
H. Allan Dow Executive Vice President of Sales and Marketing	2008 2007	197,600 190,000	57,368 115,428	-0- -0-	74,049 52,122	(3) (3)	-0- -0-	-0- -0-	13,260 13,260	342,277 370,810
Vincent C. Klinges, Chief Financial Officer of the Company and of American Software, Inc. (4)	2008 2007	186,000 174,000	9,000 60,000	-0- -0-	61,469 67,526	(3) (3)	-0- -0-	-0- -0-	-0- -0-	256,469 301,526
Donald L. Thomas Vice President, Customer Service	2008 2007	161,200 155,000	15,304 45,229	-0- -0-	7,848 6,077	(3) (3)	-0- -0-	-0- -0-	-0- -0-	184,352 206,306

(1)	The value of stock and option awards in this column equals the accounting charge for equity compensation expense recognized by the Company in its fiscal years ended April 30, 2007 and 2008 for stock options granted in that fiscal year and previous fiscal years as required by Statement of Financial Accounting Standards No. 123R. For discussion of relevant assumptions used in calculating grant date fair value and current year expense pursuant to FAS 123R, see Note 6 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended April 30, 2008.
(2)	Amounts shown as “All Other Compensation” are attributable to perquisites and other personal benefits, and to other items of compensation that are not reported elsewhere in the Summary Compensation Table. Perquisites and other personal benefits for J. Michael Edenfield include amounts reimbursed for medical insurance coverage obtained through the Company and paid by him, an automobile allowance and a club membership. Perquisites and other personal benefits for Mr. Dow consist of an automobile allowance.
(3)	Logility, Inc. is an 88%-owned subsidiary of American Software. All salary, bonus and other compensation amounts for Mr. Edenfield were paid by the Company. The amounts shown as Option Awards include the following amounts related to stock options granted by American Software: Mr. Edenfield—$77,249 in fiscal 2008 ($89,754 in fiscal 2007); Mr. Dow—$34,230 in fiscal 2008 ($12,335 in fiscal 2007); Mr. Klinges—$61,469 in fiscal 2008 ($67,526 in fiscal 2007); and Mr. Thomas—$5,302 in fiscal 2008 ($231 in fiscal 2007).
(4)	Thirty-nine percent of Mr. Klinges’ salary and bonus paid in fiscal 2007 and 2008 was paid by Logility. The amount shown as Option Awards for Mr. Klinges relates to stock options granted by American Software.

Employment Agreements

We do not have formal employment contracts with our executive officers covering compensation matters. Accordingly, we set their compensation annually, under compensation plans individualized for each executive officer.

Change of Control Agreements

We do not have contracts that provide for compensation of our executive officers, or any of our other employees, that are triggered by change of control events. Stock option grants to our employees do, however, include provisions that cause the vesting of those options to be accelerated in the event of a change of control, as defined in our stock option plan.

Stock Options

Stock Option Plans

We have outstanding stock options granted under two stock option plans. The 1997 Stock Plan was adopted by the Board of Directors, approved by the sole stockholder of the Company in August 1997 and amended by the stockholders of the Company at the 1998 and 2006 Annual Meetings. This plan terminated effective August 7, 2007 and was replaced with the Logility, Inc. 2007 Stock Plan, approved at the 2007 Annual Meeting. The following sections describe these stock option plans:

1997 Stock Plan. We have outstanding stock options granted under the Logility, Inc. 1997 Stock Plan. Options outstanding under the 1997 Stock Plan will remain in effect, but since its termination we will not grant new options under this Plan. As of April 30, 2008, there were outstanding under this Plan options to purchase 655,520 shares. The Company did not grant any SARs under the Plan.

2007 Stock Plan. On May 15, 2007, the Board of Directors adopted the 2007 Stock Plan, and the stockholders approved this Plan at the 2007 Annual Meeting. We have authorized a total of 500,000 shares for issuance pursuant to options granted under this Plan. As of April 30, 2008, under this Plan option holders have exercised no option shares, there are 14,000 option shares outstanding, and 486,000 shares remained available for stock option grants.

Under this Plan, the Company may grant options to acquire up to an aggregate of 500,000 shares of common stock. Options may be granted to executive officers or other key employees of the Company or any subsidiary, an advisor or consultant to the Company or any subsidiary, or a member of the Board of Directors. Option grants to directors and to officers who are subject to Section 16 of the Securities Exchange Act of 1934 are intended to comply with the requirements of Rule 16b-3. Options may be either incentive stock options or nonqualified stock options. The Plan also allows the Company to grant up to 300,000 stock appreciation right (SAR) units, with each unit being equivalent to one share of common stock. When a SAR unit is awarded, the “unit grant price” is established as the fair market value of one share of common stock on the date of the award. Upon exercise, the participant received, in cash (less tax and other withholdings) an amount equal to the excess of (i) the fair market value of the common stock on the date of exercise over (ii) the unit grant price, and with such excess being multiplied by (iii) the number of SAR units being exercised.

The number of options or SARs granted will be determined by the particular committee that administers such grants. See “Administration,” below. Option grants to nonemployee directors shall be nonqualified stock options, the number of which is fixed by the Plan as follows: each nonemployee director who is newly elected or appointed subsequent to the date on which the Plan becomes effective will be granted an option to purchase 2,000 shares of common stock upon his or her election or appointment, and thereafter will be granted an option to purchase 1,000 shares of common stock as of the last day of each fiscal quarter, beginning on the last day of the first full fiscal quarter following his or her election or appointment. The following sections describe the 2007 Stock Plan:

Purpose of Plan. The purpose of the Plan is to attract and retain the best available talent and encourage the highest level of performance by officers, employees, directors, advisors and consultants, and to provide them with incentives to put forth maximum efforts for the success of the Company’s business.

Administration. The Plan is administered by the Board of Directors and by the Stock Option Committee and the Special Stock Option Committee. The Special Stock Option Committee, composed of nonemployee directors, is responsible for the administration and granting of stock options and SARs to executive officers of the Company. The Stock Option Committee, consisting of other directors of the Company, is responsible for the administration and granting of stock options and SARs (collectively, “Awards”) to other employees and eligible persons. The Stock Option Committee is composed of James C. Edenfield and J. Michael Edenfield. The Special Stock Option Committee is composed of Frederick E. Cooper and Parker H. Petit.

Eligibility. All directors and employees (141 persons as of April 30, 2008) are eligible to participate in the Plan. Additionally, advisors and consultants to the Company may be eligible for Award grants, if deemed appropriate by the Stock Option Committee.

Exercise Price. The exercise price per share of any stock option granted under the Plan is set in each case by the respective Committee that administers the Plan or the entire Board. For all stock options granted under the Plan, the exercise price must be at least 100% of the fair market value of common stock on the date of grant (110% for 10% stockholders if the stock option is an incentive stock option). For option grants to Nonemployee Directors, which will be nonqualified stock options, the exercise price per share shall be equal to 100% of the fair market value of the common stock on the date of grant.

Terms of Options. Option terms may be for up to ten years. The terms of individual option grants are determined by the particular Board committee granting the option, as discussed above in “Administration”. If the Committees continue their current practices, options granted pursuant to the Plan generally will expire on the sixth anniversary of the grant date and will become exercisable in equal portions over a five-year period (other than options granted to non-employee directors, which vest one year following the date of grant). Any SARs granted under the Plan would expire not later than the fifth anniversary of the date of the SAR award.

Death, Disability, Retirement or Termination of Employment. Following a participant’s termination of employment, Awards held by such person pursuant to the Plan are generally exercisable only with respect to the portions thereof in which the participant is then vested. Under the Plan, upon termination of employment, stock options remain exercisable for 90 days, or twelve months if termination results from death or disability, but in any event not beyond the original option term. SARS may be exercised for 30 days after termination of employment other than termination for cause, or within one year if termination results from death or disability but not later than the expiration date of the SAR.

Change of Control. Currently, option agreements relating to options granted under the Plan generally provide for exercise of the option prior to normal vesting in the event the Company (i) is merged, consolidated or reorganized into or with another company and, as a result, less than two-thirds of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors (“Voting Stock”) of such corporation immediately after such transaction are held in the aggregate by the holders of Voting Stock of the Company immediately prior to such transaction; (ii) sells or transfers all or substantially all of the assets of the Company and as a result of such sale or transfer less than two-thirds of the combined voting power of the then-outstanding Voting Stock immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer; (iii) any person has become the beneficial owner of securities representing 50% or more of the combined voting power of the then-outstanding voting stock of the Company other than by gift or inheritance; or (iv) during any period of two consecutive years, individuals who at the beginning of any such period constitute the directors of the Company cease to constitute a majority thereof, subject to certain exceptions, including situations where continuing directors approve the addition of new directors. The Plan provides that in the event of a Change of Control, the Board may either accelerate vesting as described above or may cancel all current options and SARS and replace them with awards relating to the purchase of securities issued by the acquiring entity.

American Software Option Plan. As long as the Company remains a majority-owned subsidiary of American Software, officers and other employees of the Company will be eligible to receive grants of stock options under American Software’s stock option plan. The grant of such options, if any, will be entirely within the discretion of the respective committees of the American Software Board of Directors. James C. Edenfield, a director of the Company, serves on one of the committees of the American Software Board that has authority over the American Software stock option plan.

Fiscal 2008 Grants of Stock Options

The following table discloses the potential payouts under the stock options awarded to the named executive officers for the fiscal year ended April 30, 2008.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Closing Market Price ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

J. Michael Edenfield	10/19/07	(4)	—	—	—	—	—	—	—	80,000	8.85	8.85	194,328

H. Allan Dow	10/16/07	(4)	—	—	—	—	—	—	—	80,000	8.89	8.89	194,328

Vincent C. Klinges	10/19/07	(4)	—	—	—	—	—	—	—	50,000	8.85	8.85	121,455

Donald L. Thomas	10/16/07	(4)	—	—	—	—	—	—	—	20,000	8.89	8.89	48,582

(1)	The stock options vest ratably on the first, second, third, fourth, and fifth anniversaries of the option grant date and expire in six years.
(2)	The exercise price is determined based on the closing price of the shares as traded on the Nasdaq Stock Market on the grant date.
(3)	For purposes of FAS 123R and this table, the grant date fair value or options is determined using the Black-Scholes option valuation model with the following assumptions: exercise price equal to fair market value of stock ($8.89 for Logility stock and $8.85 for American Software stock) on grant date; dividend yield (0% for Logility options and 4% for American Software options); expected volatility rate (55% to 67% for Logility options and 40% for American Software options); risk-free interest rate (4.0% for Logility options and 4.3% for American Software options); and expected option term of 4.5 years.
(4)	These options were granted under an American Software stock option plan and represent options to purchase shares of American Software common stock

2008 Outstanding Equity Awards at Fiscal Year-End

The table below discloses outstanding exercisable and unexercisable stock options outstanding as of April 30, 2008 for the named executive officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date(2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
J. Michael Edenfield			—			—	—	—	—
Logility stock options	25,000 20,000 5,000 18,750 8,000	0 0 0 6,250 32,000		4.50 3.30 2.55 4.00 8.18	06/16/2009 05/31/2011 12/04/2012 07/19/2014 07/17/2012
American Software stock options (3)	95,000 130,000 97,500 32,500 84,232 45,768 25,000 12,500 26,728 5,272 8,000 0 0 0	0 0 0 0 0 0 0 12,500 10,728 37,272 21,000 11,000 62,799 17,201		2.87 3.93 2.00 2.00 3.12 3.12 5.60 5.60 5.69 5.69 5.97 5.97 8.85 8.85	05/19/2009 06/22/2010 06/15/2011 06/15/2011 06/27/2012 06/27/2012 07/19/2014 07/19/2014 10/10/2011 10/10/2011 07/17/2012 07/17/2012 10/19/2013 10/19/2013
H. Allan Dow			—			—	—	—	—
Logility stock options	25,000 20,000 20,000 15,000 8,000	0 0 0 5,000 32,000		2.75 3.30 2.55 4.00 8.18	10/25/2010 05/31/2011 12/04/2012 07/19/2014 07/17/2012
American Software stock options (3)	75,000 30,000 45,000 8,000 0 0	0 0 0 32,000 45,248 34,752		1.90 1.76 2.96 5.97 8.89 8.89	11/22/2010 05/31/2011 09/04/2012 07/17/2012 10/16/2013 10/16/2013
Vincent C. Klinges			—			—	—	—	—
Logility stock options	5,000	0		10.00	12/20/2009
American Software stock options (3)	30,126 4,874 2,554 16,196 10,064 13,936 10,000 0 0 0	0 0 0 6,250 577 35,423 19,374 20,626 35,447 14,553		3.12 3.12 5.60 5.60 5.69 5.69 5.97 5.97 8.85 8.85	06/27/2012 06/27/2012 07/19/2014 07/19/2014 10/10/2011 10/10/2011 07/17/2012 07/17/2012 10/19/2013 10/19/2013
Donald L. Thomas			—			—	—	—	—
Logility stock options	3,200 5,000 5,000 5,000 7,500	0 0 0 0 2,500		4.50 10.00 3.30 2.55 4.00	06/16/2009 12/20/2009 05/31/2011 12/04/2012 07/19/2014
American Software stock options (3)	20,000 5,000 5,000 0	0 0 0 20,000		3.87 1.76 2.96 8.89	05/23/2010 05/31/2011 09/04/2012 10/16/2013

(1)	The number of shares underlying options awarded and the related exercise prices shown in the table are the amounts on the applicable grant date.
(2)	The stock option grants prior to March 2005 expire in ten years and vest ratably on the first, second, third and fourth anniversaries of the option grant date. The stock option grants during or following March 2005 expire in six years and vest ratably on the first, second, third, fourth and fifth anniversaries of the option grant date.
(3)	These options were granted under American Software stock option plans and represent options to purchase shares of American Software common stock.

2008 Option Exercises and Stock Vested

The following table sets forth the actual value received by the named executive officers upon the exercise of stock options in fiscal 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Michael Edenfield (1)	170,816	1,187,804	—	—
H. Allan Dow	—	—	—	—
Vincent C. Klinges (2)	106,000	727,674	—	—
Donald L. Thomas	800	7,598	—	—

(1)	A portion of each amount shown as Option Awards for Mr. Edenfield relates to stock options granted by American Software to purchase shares of American Software stock, as follows: number of shares acquired on exercise—151,000 for American Software and 19,816 for Logility; value realized on exercise—$1,027,750 for American Software and $160,054 for Logility.
(2)	All of the amounts shown as Option Awards for Mr. Klinges relate to stock options granted by American Software to purchase shares of American Software stock.

DIRECTOR COMPENSATION

During fiscal 2008, the Company compensated directors who were not employed by the Company or its affiliates at the rate of $5,000 per annum, plus $1,000 for each meeting of the Board of Directors and $600 for each meeting of any committee of the Board that they attended.

Directors are eligible to receive stock option grants under the Stock Plan. Under the terms of the 2007 Stock Plan, directors who are not employed by the Company automatically receive stock option grants of 2,000 shares each upon his initial election and additional 1000-share grants at the last day of each fiscal quarter thereafter, with exercise prices equal to the market price on those respective dates. These options become fully exercisable on the date of grant and expire six years after the grant date (ten years for options granted prior to March 2005). They do not terminate if the director ceases to serve on the Board of the Company after the options become exercisable. Under this program, Fredrick E. Cooper, Parker H. Petit and John A. White each received option grants totaling 4,000 shares in fiscal 2008.

The following table provides compensation information for non-employee members of our Board for the fiscal year ended April 30, 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Inventive Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Fredrick E. Cooper	12,000	-0-	19,167	-0-	-0-	-0-	31,167
Parker H. Petit	11,000	-0-	19,167	-0-	-0-	-0-	30,167
John A. White	12,000	-0-	19,167	-0-	-0-	-0-	31,167

(1)	The amounts shown in the “Option Awards” column equal the amounts we recognized during fiscal 2008 as compensation expenses for financial reporting purposes as a result of options granted in fiscal 2008. Stock options issued in fiscal 2008 were valued using the Black-Scholes option valuation model with the following assumptions: exercise price equal to fair market value of stock on the grant date; dividend yield of 0%; expected volatility rate of 55% to 67%; risk-free interest rate of 2.8% to 4.6%; and expected term of 3.3 to 4.5 years.

RELATIONSHIP WITH AMERICAN SOFTWARE AND CERTAIN TRANSACTIONS

The Company and American Software have entered into various agreements (the “Intercompany Agreements”), including a Services Agreement, a Facilities Agreement and a Tax Sharing Agreement. These Agreements and the other Intercompany Agreements are further described in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the Securities and Exchange Commission. In fiscal 2008, the Company paid the following amounts to American Software under the terms of the Intercompany Agreements: Services Agreement—$1,233,953, and Facilities Agreement—$427,846. Under the Tax Sharing Agreement, the Company accrued a payable of $909,454 and paid American Software $1.76 million during fiscal 2008.

As a result of the various transactions between the Company and American Software, amounts payable to and receivable from American Software arise from time to time. On April 30, 2008, there was a payable to American Software in the amount of $638,139.